# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Deep Fission, Inc., CIK 0001918102
CUSIP: 243927100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2831 Garber Street, Berkeley, California (CA), 94705
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001455971

## Reporting persons
- Mark N. Tompkins: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,958,333; shared voting power 0; sole dispositive power 2,958,333; shared dispositive power 0; aggregate amount beneficially owned 2,958,333 (5.82% of the class)
  Comment: (1) Based on 50,874,089 shares of Common Stock of the Issuer issued and outstanding as of September 16, 2025, as reported by the Issuer in its Form S-1 filed with the SEC on September 24, 2025.

## Item 1. Issuer
Name of issuer: Deep Fission, Inc.
Address of issuer's principal executive offices: 2831 Garber Street, Berkeley, CA 94705

## Item 2. Person Filing
Name of person filing: Mark N. Tompkins
Address of principal business office or, if none, residence:
Apt. 1, Via Guidino 23
6900 Lugano-Paradiso, Switzerland
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,958,333
Percent of class: 5.82%
Sole power to vote or to direct the vote: 2,958,333
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 2,958,333
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mark N. Tompkins: /s/ Mark N. Tompkins, Mark N. Tompkins (11/14/2025)